UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 12, 2021

First Reserve Sustainable Growth Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-40169	86-1662498
(State or incorporation or organization	(Commission File Number)	(IRS Employer Identification No.)

290 Harbor Drive, Fifth Floor

Stamford, CT 06902

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (203) 661-6601

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class registered	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-fourth of one warrant	FRSGU	The Nasdaq Stock Market LLC
Class A Common stock, par value $0.0001 per share	FRSG	The Nasdaq Stock Market LLC
Warrants, each exercisable for one share of Class A common stock for $11.50 per share	FRSGW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement

On August 12, 2021, First Reserve Sustainable Growth Corp., a Delaware corporation (the “Company”), entered into the Business Combination Agreement, as defined and described below, and certain other agreements related thereto, each as described below.

Business Combination Agreement

On August 12, 2021, the Company, Juuce Limited, a private limited company incorporated under the laws of England and Wales (“Juuce”), EO Charging, an exempted company incorporated with limited liability in the Cayman Islands (“EO”) and Charge Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of EO (“Merger Sub”), entered into a Business Combination Agreement and Plan of Reorganization (the “Business Combination Agreement,” and the transactions contemplated thereby, the “Business Combination”), pursuant to which, among other things and subject to the terms and conditions contained therein, (i) the shareholders of Juuce will contribute all of the issued and outstanding ordinary shares of Juuce (“Juuce Shares”) to EO in exchange for ordinary shares of EO valued at $10.00 per share (“EO Ordinary Shares”) to be issued simultaneously with the issuance of EO Ordinary Shares in connection with the Merger (as defined below) and, if available cash exceeds a specified level, certain cash consideration (the “Share Contribution”) and (ii) Merger Sub will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of EO (the “Merger”). In connection with the Merger, (i) each holder of warrants to purchase shares of the Company’s Class A common stock, par value $0.0001 per share (“Class A Common Stock”), will receive in exchange an equal number of warrants to purchase EO Ordinary Shares and (ii) each holder of Class A Common Stock will receive in exchange an equal number of EO Ordinary Shares.

Representations, Warranties and Covenants; Indemnification

The Business Combination Agreement contains customary representations and warranties by the parties thereto, as more particularly set forth in the Business Combination Agreement. The Business Combination Agreement also contains customary pre-Closing (as defined below) covenants of the parties, including the obligation of the Company and Juuce and its subsidiaries to conduct their respective businesses in the ordinary course and to refrain from taking certain specified actions, subject to certain exceptions, without the prior written consent of certain counterparties to the Business Combination Agreement.

The Business Combination Agreement does not provide for indemnification with respect to any of the representations and warranties of the parties thereto. Additionally, EO will enter into customary indemnification agreements reasonably satisfactory to Juuce and the Company with the post-Closing directors and officers of EO, which indemnification agreements shall be effective following the closing of the Business Combination (the “Closing”).

Conditions to the Parties’ Obligations to Consummate the Business Combination

Under the Business Combination Agreement, the obligations of the parties to consummate the transactions contemplated thereby are subject to a number of conditions to Closing, including the following: (i) the requisite approval by the Company’s stockholders; (ii) the absence of specified adverse laws, injunctions or orders; (iii) the EO Ordinary Shares having been accepted for listing on the Nasdaq Capital Market (“Nasdaq”) or another national securities exchange mutually agreed to by the parties to the Business Combination Agreement; (iv) the registration statement filed by EO pursuant to the Business Combination Agreement (the “Registration Statement”) having been declared effective by the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), no stop order suspending the effectiveness of the Registration Statement being in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement having been initiated or threatened by the SEC; (v) the representations and warranties of (a) Juuce, EO and Merger Sub and (b) the Company, are true and correct, subject to the materiality standards contained in the Business Combination Agreement; and (vi) material compliance by (a) the Company, as a condition to the obligations of Juuce, EO and Merger Sub, and (b) Juuce, EO and Merger Sub, as a condition to the obligations of the Company, with their respective covenants under the Business Combination Agreement. Additionally, the obligations of Juuce, EO and Merger Sub to consummate the transactions contemplated by the Business Combination Agreement are subject to the condition that the Company has cash in the trust account of not less than $91,392,864.

Termination Rights

The Business Combination Agreement may be terminated at any time prior to the Closing (i) by mutual written consent of the Company and Juuce; (ii) by the Company or Juuce upon the occurrence of any of the following: (a) if the Closing of the Business Combination Agreement has not occurred prior to the date that is 180 days after the execution of the Business Combination Agreement (the “Outside Date”), provided however, that the Business Combination Agreement may not be terminated by or on behalf of any party that is either directly or indirectly through its affiliates in breach or violation of any representation, warranty, covenant, agreement or obligation contained in the Business Combination Agreement and such breach is the cause of the failure of a condition to the parties’ obligation to close; (b) if any governmental authority has enacted, issued, promulgated, enforced or entered any injunction, order decree ruling which has become final and nonappealable and has the effect of making consummation of the Business Combination illegal or otherwise preventing or prohibiting the consummation of the Business Combination Agreement; and (c) if the requisite approvals are not obtained by the Company’s stockholders; (iii) by the Company in the event any representation, warranty, covenant or agreement by Juuce, EO or Merger Sub has been breached or has become untrue such that the conditions to Closing would not be satisfied, provided however, that the Company has not waived such breach and that the Company is not then in material breach of its representations, warranties, covenants or agreements under the Business Combination Agreement; provided, further, that if such breach is curable by Juuce, EO or Merger Sub, the Company may not terminate for so long as Juuce, EO or Merger Sub continues to exercise its reasonable efforts to cure such breach, unless such breach is not cured by the earlier of 30 days after notice of such breach and the Outside Date; (iv) by Juuce in the event any representation, warranty, covenant or agreement by the Company has been breached or has become untrue such that the conditions to Closing would not be satisfied, provided however, that Juuce has not waived such breach and that Juuce, EO or Merger Sub is not then in material breach of their representations, warranties, covenants or agreements under the Business Combination Agreement; provided, further, that if such breach is curable by the Company, Juuce may not terminate for so long as the Company continue to exercise their reasonable efforts to cure such breach, unless such breach is not cured by the earlier of 30 days after notice of such breach and the Outside Date; (v) by Juuce, at any time prior to the Company receiving the requisite approval of its stockholders, if the Company’s board of directors (the “Board”) effects a FRSG Board Recommendation Change (as defined in the Business Combination Agreement); or (vi) by Juuce, if the Available Cash (as defined in the Business Combination Agreement) in the Trust Account is less than $91,392,864 provided, that Juuce may not terminate the Business Combination Agreement with respect to Available Cash until at least twenty (20) calendar days after the initial announced date of the Company’s stockholders’ meeting (regardless of whether such meeting has been adjourned or postponed).

Registration Rights Agreement

Concurrently with the Closing of the Business Combination, the Company, First Reserve Sustainable Growth Sponsor LLC, a Delaware limited liability company (the “Sponsor”), EO and other parties listed therein will enter into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which EO will agree that, within 30 calendar days after the Closing, EO will file with the SEC (at EO’s sole cost and expense) a registration statement registering the resale of certain securities held by or issuable to certain existing shareholders of the Company and Juuce (the “Resale Registration Statement”), and EO will use its commercially reasonable efforts to have the Resale Registration Statement declared effective as soon as reasonably practicable after the filing thereof. In certain circumstances, the parties can demand EO’s assistance with underwritten offerings and block trades. The parties will be entitled to customary piggyback registration rights.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the form of Registration Rights Agreement, a copy of which is included as Exhibit A to the Business Combination Agreement, filed as Exhibit 2.1 to this Current Report on Form 8-K (this “Current Report”), and incorporated herein by reference.

Acquisition Agreement

Concurrently with the execution of the Business Combination Agreement, certain Juuce shareholders (the “Holders”) executed and delivered to the Company acquisition agreements (collectively, the “Acquisition Agreements”), pursuant to which, among other things, (i) EO agreed to purchase shares held by such Holders, (ii) the Holders agreed to contribute and assign their Juuce Shares and exercise their rights under Juuce’s articles of association and shareholder agreement to cause the other shareholders of Juuce to contribute and assign, their Juuce Shares to EO, in accordance with the terms of the Business Combination Agreement and (iii) Juuce, EO and each Holder agreed to use reasonable best efforts, including taking all necessary action, to cause one nominee designated by the Sponsor to be elected to serve as a director on the board of directors of EO during the Lock-up Period (as that term is defined in the Registration Rights Agreement) as it pertains to Sponsor.

Sponsor Support Agreement

In connection with the execution of the Business Combination Agreement, on August 12, 2021, the Sponsor entered into a letter agreement with the Company and each member of the board of directors of the Company (the “Sponsor Support Agreement”), pursuant to which, among other things, the Sponsor agreed to (i) waive the anti-dilution rights set forth in the Company’s amended and restated certificate of incorporation with respect to shares of the Company’s Class B common stock, par value $0.0001 per share (the “Founder Shares”) held by it, (ii) vote all the Class A Common Stock and Founder Shares held by it in favor of the adoption and approval of the Business Combination Agreement and the Business Combination, (iii) not transfer the Founder Shares (or EO Ordinary Shares issuable upon conversion thereof in the Merger) until the earlier of the Closing and any valid termination of the Business Combination Agreement; and (iv) subject 20% of the total EO Ordinary Shares issued to Sponsor as part of the Business Combination to potential forfeiture if, within five years of Closing, the volume weighted average price of the EO Ordinary Shares does not equal or exceed $12.50 per share for any 20 Trading Days within any 30 consecutive Trading Day period (or a change of control transaction does not occur during such period).

The foregoing description of the Sponsor Support Agreement is qualified in its entirety by reference to the full text of the Sponsor Support Agreement, a copy of which is included as Exhibit 10.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Item 3.01	Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing

The Class A Common Stock and the Company’s warrants are currently listed for trading on Nasdaq under the symbols “FRSG” and “FRSGW,” respectively. In addition, certain shares of Class A Common Stock and the Company’s warrants currently trade as units consisting of one share of Class A Common Stock and one-fourth of one warrant, and are also listed for trading on Nasdaq under the symbol “FRSGU.” As a result of the Business Combination, (i) each share of Class A Common Stock will be exchanged for one EO Ordinary Share and (ii) the Company’s warrants will be exchanged for substantially similar warrants of EO and exercisable for EO Ordinary Shares. In connection with the Closing, (i) the Company’s units will automatically separate into the component securities and will no longer trade as a separate security, (ii) following the exchange of Class A Common Stock for EO Ordinary Shares and the exchange of the Company’s warrants for EO’s warrants described above, all of the Company’s common stock, units and warrants will be delisted from Nasdaq and will cease to be publicly traded and (iii) EO will list its ordinary shares and warrants for trading on Nasdaq under the symbols “EOC” and “EOCW,” respectively.

Item 7.01	Regulation FD Disclosure

On August 12, 2021, the Company and Juuce issued a joint press release announcing the execution of the Business Combination Agreement and announcing that the Company and Juuce will hold a conference call on August 12, 2021 at 8:30 a.m. Eastern Time (the “Conference Call”). A copy of the press release, which includes information regarding participation in the Conference Call, is attached hereto as Exhibit 99.1 and incorporated herein by reference. A copy of the script for the Conference Call is attached hereto as Exhibit 99.2 and incorporated herein by reference. Such exhibits and the information set forth therein will not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Attached as Exhibit 99.3 to this Current Report on Form 8-K and incorporated herein by reference is an investor presentation relating to the Business Combination. Such exhibit and the information set forth therein will not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits. The following exhibits are filed with this Current Report on Form 8-K:

Exhibit Number	Description

2.1*	Business Combination Agreement, dated as of August 12, 2021, by and among First Reserve Sustainable Growth Corp., EO Charging, Charge Merger Sub, Inc. and Juuce Limited.

10.1	Sponsor Support Agreement, dated as of August 12, 2021, by and among First Reserve Sustainable Growth Corp., First Reserve Sustainable Growth Sponsor LLC, and each other persons undersigned thereto.

99.1	Press Release, dated August 12, 2021.

99.2	Conference Call Script.

99.3	Investor Presentation.

*	Certain schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished supplementally to the SEC upon request.

Legend Information

Forward-Looking Statements

Certain statements made in this Current Report are “forward-looking statements” with respect to the transaction between the Company, Juuce and EO and including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Juuce and the markets in which it operates, and EO’s projected future results. These forward-looking statements generally are identified by the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “targets”, “may,” “will,” “should,” “would,” “will be,” “will continue,” “will likely result,” “future,” “propose,” “strategy,” “opportunity” and variations of these words or similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or are not statements of historical matters are intended to identify forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, guarantees, assurances, predictions or definitive statements of fact or probability regarding future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside EO’s, Juuce’s or the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include the inability to complete the business combination in a timely manner or at all (including due to the failure to receive required shareholder approvals, or the failure of other closing conditions such as the satisfaction of the minimum trust account amount following redemptions by the Company’s public stockholders, the waiver or expiration of a Juuce shareholder’s right to acquire Juuce under the Shareholder’s Deed and the receipt of certain governmental and regulatory approvals), which may adversely affect the price of the Company’s securities; the inability of the business combination to be completed by the Company’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by the Company; the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction; the inability to recognize the anticipated benefits of the proposed business combination; the inability to obtain or maintain the listing of EO’s shares on a national exchange following the proposed business combination; costs related to the proposed business combination; the risk that the proposed business combination disrupts current plans and operations, business relationships or business generally as a result of the announcement and consummation of the proposed business combination; EO’s ability to manage growth; EO’s ability to execute its business plan and meet its projections; potential disruption in

EO’s employee retention as a result of the transaction; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving EO, Juuce or the Company, including in relation to the transaction; changes in applicable laws or regulations and general economic and market conditions impacting demand for Juuce’s or EO’s products and services; and other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in the Company’s other filings with the SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statement, and EO and the Company assume no obligation and do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Neither EO nor the Company gives any assurance that either EO or the Company will achieve its expectations.

Additional Information about the Business Combination and Where to Find It

In connection with the proposed business combination, the Company and EO, which will be the going-forward public company, intend to file the Registration Statement with the SEC, which will include a proxy statement/prospectus, and certain other related documents, to be used at the meeting of stockholders to approve the proposed business combination. INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT JUUCE, THE COMPANY, EO AND THE BUSINESS COMBINATION. The proxy statement/prospectus will be mailed to shareholders of the Company as of a record date to be established for voting on the proposed business combination. Investors and security holders will also be able to obtain copies of the Registration Statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov.

Participants in Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Company’s filings with the SEC, including the Company’s final prospectus for its initial public offering dated March 4, 20201 (File No. 333-252717), which was filed with the SEC on March 5, 2021, and is available free of charge at the SEC’s web site at www.sec.gov. Additional information regarding the interests of such participants will be set forth in the Registration Statement for the proposed business combination when available. EO and Juuce and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the Registration Statement for the proposed business combination when available.

No Offer or Solicitation

This document does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This document also does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act or an exemption therefrom.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST RESERVE SUSTAINABLE GROWTH CORP.

Date: August 12, 2021	By:	/s/ Thomas S. Amburgey
	Name:	Thomas S. Amburgey
	Title:	Chief Financial Officer